PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: San Blas Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3424 Peachtree Road NE, Suite 2200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Padilla	404-334-0341	dp@sanblassecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Padilla, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of San Blas Securities, LLC, as of July 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RENADA SPARKS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 18, 2027
GWINNETT COUNTY, GEORGIA

Signature: [signature]

Title: CEO

[signature] Renada Sparks
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of San Blas Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of San Blas Securities, LLC as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of San Blas Securities, LLC as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of San Blas Securities, LLC's management. Our responsibility is to express an opinion on San Blas Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to San Blas Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as San Blas Securities, LLC's auditor since 2019.

Maitland, Florida

July 30, 2024


SAN BLAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2024


Assets

Cash	$	384,688
Receivable from clearing organization		485,141
Clearing deposit		989,453
Markerable securities owned at market value		106,865
Prepaid expenses		50,454
Loan receivable		351,488
Due to/from affiliates		109,839
Property & equipmet (net of depreciation of $21,836)		11,546
Total Assets	$	2,489,474

Liabilities and Members Equity

Liabilities

Accounts payable	$	555,488
Payable to clearing organization		0
Accrued expenses		66,201
Payroll tax payable		18,509
Total Liabilities		640,198
MEMBERS EQUITY		1,849,276
Total Liabilities and Members Equity	$	2,489,474

The accompanying notes are an integral part of these financial statements.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2024

Note 1 Organization and Nature of Business

Nature of Business

San Blas Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FNRA"), and a member of the Securities Investor Protection Corporation ("SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities. The Company was formed in April 2017 and brokerage activity is transacted on a fully disclosed basis through clearing brokers. The Company is engaged in the purchase and sale of securities for retail customers, proprietary trading for its own account and investment banking.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Significant Judgements. Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied to a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking Revenues. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2024, there were no contract liabilities.

Management Fee Income. – The Company provides investment advisory services daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee Arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period.

Underwriting Income. Revenue from underwritings are recognized on the trade date (the date in which Company purchases the securities from the issuer) for the portion the Company is contacted to buy. The Company believes the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2024

Brokerage Commission. The Company buys and sell securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Proprietary Trading. The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Orderflow. The Company income is generated from the execution of orders. This revenue stream typically arises for directing trade orders to specific market makers or exchanges. Such payments can be in the form of rebates or fees. The Company believes performance obligations are satisfied when the trade is executed.

Distribution Fees – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge) or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service Fees - The Company receives service fees for administration of its management fees paid through its clearing firm for San Blas Advisory. The Company believes performance obligations are satisfied as clearing firm fees are received and transferred.

Interest rebate income Interest rebate income is interest earned on cash held in customer accounts with the Clearing Firms. The Company recognizes the income monthly which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2024

Cash and Cash Equivalents For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institution which is insured by the Federal Deposit Insurance Corporation for up to $250,000. At March 31, 2024 the Company had exposure of $134,688 over the insured amount of $250,000.

Cash Deposits with clearing broker Cash deposits with clearing brokers consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreement. The agreements require the Company to maintain a minimum clearing deposit of $989,453 based on the Company having only US customers and executing trades through RBC Clearing and Vision Financial Markets. As of March 31, 2024, the Company had $989,453 in the clearing deposit account. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

Estimates The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the Member of the Company. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments All Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Furniture and equipment Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment ids provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2024

Note 3. Office Lease

In February 2016, the FASB issued ASU 2016-02 Leases — (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $24,345 relating to the short-term office lease for the year ended March 31, 2024. The monthly cost is $2,647.

Note 4. Related Party Transactions

San Blas Securities, Inc. is owned by 100% by IFS Group. During the year ended March 31, 2024, the Company paid $28,000 to IFS Group in management fees. Through common ownership and management, the Company is also affiliated with San Blas Advisory, SB Advisory and IFS Securities. During the year ended March 31, 2024, the Company paid $64,514 to SB Advisory in management fees. At March 31, 2024, San Blas Advisory owed the Company $14,781, SB Advisory owed the Company $74,702, IFS Group and IFS Securities owed the Company $13,205, $7,150 respectively, for expenses paid on their behalf by the Company. The company recorded service fees of $280,087 for administration of management fees paid through the clearing firm on behalf of San Blas Advisory

Note 5. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2024

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Hierarchy
For the Fiscal Year Ending 3/31/2024
<u>Fair Value Measurement at Reporting Date</u>

	Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Assets as of March 31, 2024						
Equities	$	106,865	$	-	$	-
Municipal Bonds	$	-	$	-	$	-
US Treasury Bonds	$	-	$	-	$	-

There were no transfers between levels during the year ending March 31, 2024.

Note 6. Notes Receivable/Payable

Notes Receivable. As of March 31, 2024, the Company had notes receivable from thirteen registered representatives totaling $351,488. These notes have clauses that may allow them to be forgiven based upon the representative's specific performance of certain actions.

Note 7. Furniture and Equipment

The furniture and equipment, net, consists of the following at March 31, 2024:

Equipment	$ 33,382
Less: Accumulated Depreciation	(21,836)
Total	$ 11,546

Depreciation expense for the year ended March 31, 2024, was $6,508.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defines, shall not exceed 15 to 1. Net capital and related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2024, the Company had net capital of $1,309,919 which was $1,209,919 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 48.9%, which does not exceed the maximum allowable percentage of 1500%.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2024

Note 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. March 31, 2024, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 10. Credit Losses

The company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of March 31, 2023, and 2024 of $811,616 and $ 946,468 respectively and there are no expected losses.

Note 11. Contingencies and Commitments

The company does not have any outstanding contingencies or commitments as of March 31, 2024.

Note 12. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and no subsequent events were identified to be recorded or disclosed.